Exhibit 99.1

Sandstorm Gold Completes CDN $150 Million Bought Deal Financing

Vancouver, British Columbia | September 7, 2012

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX-V: SSL) is pleased to announce that it has completed its previously announced bought deal financing, including the full amount of the over-allotment option, for aggregate gross proceeds of approximately Cdn $150 million. A syndicate of underwriters led by Cormark Securities Inc. along with National Bank Financial Inc., Paradigm Capital Inc., BMO Capital Markets Inc., Casimir Capital Ltd., Canaccord Genuity Corp. and TD Securities Inc., purchased an aggregate of 15,007,500 units of Sandstorm at a purchase price of Cdn $10.00 per unit. Each unit consists of one common share of Sandstorm and one third of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of Sandstorm at a price of US$14.00 at any time prior to September 7, 2017. The warrants will be listed on the TSX Venture Exchange under the trading symbol “SSL.WT.B” at the open of markets on September 10, 2012.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of seven gold streams, five of which are producing gold, and three NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Luna Gold Corp., SilverCrest Mines Inc.,

Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc., Donner Metals Ltd., Magellan Minerals Ltd., Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold, Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm”  in Sandstorm’s annual report for the financial year ended December 31, 2011 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President & Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange)

accepts responsibility for the adequacy or accuracy of this release.